

April 7, 2014

<u>Via E-mail</u>
Joseph Spiteri
Chief Executive Officer
MOJO Data Solutions, Inc.
2105 Plantation Village
Dorado, Puerto Rico 00646

  Re: **MOJO Data Solutions, Inc.**
     Form 10-K for the Fiscal Year Ended April 30, 2013
     Filed July 18, 2013
     File No. 333-175003

Dear Mr. Spiteri:

  We have reviewed your response dated March 19, 2014. We have also reviewed your letter dated April 2, 2014 and have the following additional comments. In some of our comments we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. In your letter dated April 2, 2014 you state that the recapitalization of the Company in September 2013 and your subsequent acquisition six months later of substantially all the assets of Mobile Data Systems, Inc. ("MDS") should be deemed to constitute a reverse merger and recapitalization. However, it appears that MOJO Data Solutions, Inc. and MDS were entities under common control since Mr. Joseph Spiteri held a controlling financial interest in both entities. Please explain to us in detail why the merger should not be accounted for as a transaction between entities under common control in accordance with ASC 805-50-45.

2. You state in your letter dated April 2, 2014 that you intend to change your fiscal year end to December 31st to coincide to that of MDS. Please file a transition report on Form 10-K for the transition period ended December 31, 2013.

Joseph Spiteri
MOJO Data Solutions, Inc.
April 7, 2014
Page 2

3. Please submit your letter dated April 2, 2014 as correspondence on EDGAR.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief